FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023
Commission File Number:  001-40930

OCEANPAL INC.
(Translation of registrant's name into English)
Pendelis 26, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated August 8, 2023 of OceanPal Inc. (the "Company"), announcing the Company’s financial results for the second quarter and six months ended June 30, 2023.
The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-269961 and 333-273073) that were filed with the U.S. Securities and Exchange Commission and became effective on April 18, 2023 and July 14, 2023, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANPAL INC.
(registrant)

Dated: August 8, 2023
	By:	/s/ Vasiliki Plousaki
Vasiliki Plousaki
Chief Financial Officer

Exhibit 99.1

Corporate Contact:
Margarita Veniou
Chief Corporate Development & Governance Officer and Secretary
Telephone: +30-210-9485-360
Email: mveniou@oceanpal.com
Website: www.oceanpal.com
Twitter: @OceanPal_Inc
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

OCEANPAL INC. REPORTS FINANCIAL RESULTS FOR THE SECOND QUARTER AND SIX MONTHS ENDED JUNE 30, 2023

ATHENS, GREECE, August 8, 2023 – OceanPal Inc. (NASDAQ: OP) (the “Company”), a global shipping company specializing in the ownership of vessels, today reported net income of $1.26 million and net income attributed to common stockholders of $483 thousand for the second quarter of 2023. Time charter revenues for the same period were $5.4 million. This compares to net income of $648 thousand and net income attributed to common stockholders of $157 thousand for the second quarter of 2022. Time charter revenues for the same period were $4.6 million.

Net income for the six months ended June 30, 2023, amounted to $1.35 million and net income attributed to common stockholders amounted to $24 thousand. Time charter revenues for the same period were $9.3 million. This compares to net income for the six months ended June 30, 2022 of $1.1 million and net loss attributed to common stockholders of $277 thousand. Time charter revenues for the same period were $8.2 million.

Fleet Employment Profile (As of August 4, 2023)
OceanPal Inc.’s fleet is employed as follows:
	Vessel	Sister Ships*	Gross Rate (USD/Day)	Com**	Charterers	Delivery Date to Charterers***	Redelivery Date to Owners****	Notes
	BUILT DWT
	3 Panamax Bulk Carriers
1	PROTEFS	A	$7,000	5.00%	GUO LONG XIANG LIMITED	18-Dec-22	24-Jan-23
	2004 73,630		$11,640	5.00%	LOUIS DREYFUS COMPANY FREIGHT ASIA PTE LTD	24-Jan-23	30-May-23	1
			$7,000	5.00%	REFINED SUCCESS LIMITED	30-May-23	29-Jul-23
			$3,000	5.00%	CHINALAND SHIPPING PTE. LTD.	01-Aug-23	20-Aug-23 – 25-Aug-23	2
2	CALIPSO	A	$15,250	5.00%	Al Ghurair Resources International LLC	03-Nov-22	25-Jan-23
	2005 73,691		$8,000	5.00%	NORVIC SHIPPING ASIA PTE. LTD.	26-Jan-23	02-Mar-23	3
			$11,000	5.00%	LIANYI SHIPPING LIMITED	26-Mar-23	26-Apr-23
			$11,000	5.00%	CAMBRIAN BULK LIMITED	26-Apr-23	07-Jun-23
			$6,250	5.00%	ORIENTAL PAL SHIPPING PTE., LTD	07-Jun-23	14-Jul-23
			$6,300	5.00%	GUO LONG XIANG LIMITED	14-Jul-23	12-Aug-23	4
3	MELIA		$6,300	5.00%	GUO LONG XIANG LIMITED	10-Feb-23	18-Mar-23
	2005 76,225		$13,800	5.00%	TRANSPOWER MARINE PTE. LTD.	18-Mar-23	09-Apr-23
			$14,000	5.00%	LOUIS DREYFUS COMPANY FREIGHT ASIA PTE LTD	09-Apr-23	12-Aug-23	4
	2 Capesize Bulk Carriers
4	SALT LAKE CITY		$10,000	5.00%	Oldendorff GmbH & Co. KG	20-Dec-22	26-Feb-23
	2005 171,810		$5,100	5.00%	RICHLAND BULK PTE. LTD.	26-Feb-23	24-Apr-23
			$15,400	5.00%	PACBULK SHIPPING PTE. LTD.	24-Apr-23	26-Jul-23	5
5	BALTIMORE		$12,900	5.00%	Enesel Bulk Logistics DMCC	03-Nov-22	07-Feb-23
	2005 177,243		$13,300	5.00%	Koch Shipping Pte. Ltd., Singapore	08-Feb-23	30-Aug-23	4

*	Each dry bulk carrier is a "sister ship", or closely similar, to other dry bulk carriers that have the same letter.
**	Total commission percentage paid to third parties.
***	In case of newly acquired vessel with new time charter attached, this date refers to the expected/actual date of delivery of the vessel to the Company.
****	Range of redelivery dates, with the actual date of redelivery being at the Charterers' option, but subject to the terms, conditions, and exceptions of the particular charterparty.

1 The charter rate is US$5,500 per day for the first 32 days of the charter period.
2 Redelivery date on an estimated time charter trip duration of about 20-25 days.
3 Vessel on scheduled drydocking from March 5, 2023 to March 22, 2023.
4  Based on latest information.
5 Currently without an active charterparty. Vessel on scheduled drydocking.

Summary of Selected Financial & Other Data
	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
STATEMENT OF OPERATIONS DATA (in thousands of US Dollars)
Time charter revenues	$5,395	$4,566	$9,283	$8,246
Voyage expenses	704	390	1,276	597
Vessel operating expenses	2,485	1,651	5,036	2,936
Net income and comprehensive income	1,259	648	1,347	1,062
Net income/(loss) attributed to common stockholders	483	157	24	(277)
FLEET DATA
Average number of vessels	5.0	3.0	4.8	3.0
Number of vessels	5.0	3.0	5.0	3.0
Weighted average age of vessels	18.3	17.2	18.3	17.2
Ownership days	455	273	867	543
Available days	455	246	847	516
Operating days	455	241	840	498
Fleet utilization	100.0%	98.0%	99.2%	96.5%
AVERAGE DAILY RESULTS (in US Dollars)
Time charter equivalent (TCE) rate (1)	$10,310	$16,976	$9,453	$14,824
Daily vessel operating expenses (2)	$5,462	$6,048	$5,809	$5,407

Non-GAAP Measures

(1)
Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our Available days during the period, which is consistent with industry standards.  Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure.  TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

About the Company
OceanPal Inc. is a global provider of shipping transportation services through its ownership of vessels. The Company’s vessels currently transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes and it is expected that the Company’s vessels will be primarily employed on short term time and voyage charters following the completion of their current employments.
Forward Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the continuing impacts of the COVID-19 pandemic, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including risks associated with the continuing conflict between Russia and Ukraine and related sanctions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

(See financial tables attached)

OCEANPAL INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except share and per share data
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)
	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
REVENUES:
Time charter revenues	$5,395	$4,566	$9,283	$8,246
EXPENSES:
Voyage expenses	704	390	1,276	597
Vessel operating expenses	2,485	1,651	5,036	2,936
Depreciation and amortization of deferred charges	2,149	1,018	4,042	2,024
General and administrative expenses	1,384	666	2,609	1,224
Management fees to related parties	315	201	606	411
Other operating loss/(income)	14	(8)	17	(8)
Operating (loss)/income	$(1,656)	$648	$(4,303)	$1,062
Change in fair value of warrant liability	2,757	-	6,335	-
Finance costs	10	-	(901)	-
Interest income	148	-	216	-
Net income and comprehensive income	$1,259	$648	$1,347	$1,062
Less: Deemed dividend upon redemption of Series D preferred stock	(154)	-	(154)	-
Less: Dividends on series C preferred shares	(306)	(271)	(575)	(471)
Less: Dividends on series D preferred shares	(301)	-	(592)	-
Less: Dividends on class A warrants	-	(144)	-	(868)
Less: Undistributed earnings on class A warrants	(15)	(76)	(2)	-
Net income/(loss) attributed to common stockholders	$483	$157	$24	$(277)
Earnings/(Loss) per common share, basic*	$0.27	$1.05	$0.02	$(2.16)
(Loss)/Earnings per common share, diluted*	$(1.12)	$1.05	$(4.49)	$(2.16)
Weighted average number of common shares, basic*	1,794,623	149,145	1,362,644	128,456
Weighted average number of common shares, diluted*	1,875,149	149,145	1,405,001	128,456

* Financial information adjusted to give effect to the 1-for-10 and the 1-for-20 reverse stock splits that became effective on December 22, 2022, and June 8, 2023, respectively.

CONDENSED CONSOLIDATED BALANCE SHEET DATA
(in thousands of U.S. Dollars)
	June 30, 2023	December 31, 2022**
ASSETS	(unaudited)

Cash and cash equivalents	$17,603	$8,454
Other current assets	4,815	5,717
Vessels, net	73,964	63,672
Other non-current assets	1,178	1,175
Total assets	$97,560	$79,018

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	$2,610	$2,459
Total stockholders' equity	94,950	76,559
Total liabilities and stockholders' equity	$97,560	$79,018

**The balance sheet data have been derived from the audited consolidated financial statements at that date.

OTHER FINANCIAL DATA (unaudited)
	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net cash (used in)/provided by operating activities	$(91)	$362	$555	$2,374
Net cash used in investing activities	$(41)	$(4,778)	$(4,098)	$(4,778)
Net cash (used in)/provided by financing activities	$(622)	$(2,906)	$12,692	$11,720